Exhibit A-2

Retained earnings analysis of PacifiCorp detailing gross earnings, goodwill amortization, dividends paid and resulting capital balances at September 30, 2004

($ in millions)
Retained earnings at April 1, 2004	$390.1
Net income for the period	112.8
Goodwill amortization	—
Dividends declared - common	(96.6)
Dividends declared - preferred	(1.0)
Transfer of subsidiary	—

Retained earnings at September 30, 2004	$405.3